UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the "Company")

We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders (“AGM”) will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2019 are cordially invited to attend the Annual General Meeting of Shareholders.

1. Date and Time: Tuesday, March 31, 2020, at 10:00 A.M. (Seoul Time)

2. Venue: Conference Room #2 located at 3F, Business Tower, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea

3. Agenda

a) Agenda to be reported

Agendum 1: Audit Results, Business Reports and Management’s Report on Internal Control over Financial Reporting for the Fiscal Year 2019(from January 1, 2019 to December 31, 2019)

b) Agenda to be proposed for resolution

Agendum	1: Approval of Consolidated and Non-consolidated Financial Statements for the Fiscal Year 2019
2: Approval of Appointment of Directors
3: Approval of the Compensation Ceiling for Directors in 2020
4: Approval of Amendment to Articles of Incorporation

Agendum 1: Approval of Consolidated and Non-consolidated Financial Statements for the Fiscal Year 2019

<Summary of Consolidated Financial Statements>

	2018	2019		2018	2019
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	173,174	175,425	Revenues	286,770	360,967
Total liabilities	97,622	59,659	Operating Income	33,889	48,803
Capital stock	3,474	3,474	Income before income tax	34,439	51,257
Total shareholders’ equity	75,552	115,766	Net Income(loss)	31,386	39,730

<Summary of Non-consolidated Financial Statements>

	2018	2019		2018	2019
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	106,005	127,569	Revenues	198,698	133,152
Total liabilities	28,217	26,068	Operating Income	40,451	34,547
Capital stock	3,474	3,474	Income before income tax	35,139	35,304
Total shareholders’ equity	77,788	101,501	Net Income(loss)	32,677	23,468

* The consolidated financial statements and the non-consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

* The consolidated financial statements and non-consolidated financial statements are not completely audited and would be subject to availability. Please refer to the consolidated financial statements and non-consolidated financial statements including the independent auditor’s opinion, due to be disclosed later.

Agendum 2: Approval of Appointment of Directors

- 7 persons are nominated for reappointment as the terms expire in March 2020 and 1 person is nominated for appointment:

Name	Major experience	Memo
Hyun Chul Park

Gravity Co., Ltd., Chief Executive Officer (2011-present), Corporate Management Office, Officer (2009-2011)

NeoCyon, Inc., Director (2009-present), Chief Operating Officer (2012-present), Chief Strategy Officer (2010-2012)

Gravity Games Corporation, Director (2010-2018)

Gravity Interactive, Inc., Director (2014-present)

Gravity Communications Co., Ltd., Director (2018-present)

Gravity Game Arise Co., Ltd., Director (2019-present)

GungHo Online Entertainment, Inc., General Manager, GV Business Division (2007-present)

Tokyo College of Technology (currently, Tokyo College of Automotive Technology), Diploma in Automotive Maintenance (1998)

Reappointment
Yoshinori Kitamura

Gravity Co., Ltd., Chairman of the Board of Directors (2011-present), Executive Director and Chief Operating Officer (2008-present)

NeoCyon, Inc., Chief Executive Officer (2009-present), Director (2008-2009)

Gravity Interactive, Inc., Chief Executive Officer (2008-present)

Gravity Entertainment Corporation, Chief Executive Officer (2008-2019)

Gravity Games Corporation, Director (2010-2018)

Gravity Communications Co., Ltd., Chief Executive Officer (2018-present)

PT Gravity Game Link., Chief Executive Officer (2019-present)

Gravity Game Tech Co., Ltd., Chief Executive Officer (2019-present)

Gravity Game Arise Co., Ltd., Chief Executive Officer (2019-present)

GungHo Online Entertainment, Inc., Director (2006-present), Executive General Manager of GV Business Division (2007-present), General Manager of Marketing Division (2003-2007)

Bunkyo University, B.A. in English Language and Literature (1992)

Reappointment
Kazuki Morishita

Gravity Co., Ltd., Executive Director (2008-present)

GungHo Online Entertainment, Inc., President & Chief Executive Officer (2004-present), Chief Operating Officer (2002-2004)

Game Arts Co., Ltd., President (2008-present), Director (2005-2008)

GungHo Online Entertainment America, Inc., Director (2012-present)

SUPER TRICK GAMES, Inc., President (2018-present), Director(2013-2018)

Grasshopper Manufacture, Inc., Director (2018-present)

High School affiliated with Chiba University of Commerce (1992)

Reappointment
Kazuya Sakai

Gravity Co., Ltd., Executive Director (2009-present)

GungHo Online Entertainment, Inc., Chief Financial Officer (2004-present), Director (2005-present), Investor Relations Officer (2011-2014)

GungHo Online Entertainment America, Inc., Director (2012-present)

SUPER TRICK GAMES, Inc., Director (2013-present)

Gungho Online Entertainment Asia Pacific PTE. Ltd., Director (2014-present)

GungHo Gamania Co., Ltd., Director (2015-present)

Acquire Corp., Auditor (2011-2015), Director (2015-Present)

PlayPhone, Inc., Director (2015-2019)

GAME ARTS Co., Ltd., Director (2017-present)

Grasshopper Manufacture, Inc., Director (2018-present)

mspo, Inc., Director (2018-present)

Kyushu Sangyo University, B. Com.(1987)

Reappointment
Name	Major experience
Doo Hyun Ryu

Gravity Co., Ltd., Independent Director (2011-present)

Logos Law, LLC., Partner (2001-present), Branch Manager of Vietnam Office (2010-present, 2006-2008), Branch Manager of Cambodia Office (2007-2008)

Shanghai International Arbitration Center, Arbitrator (2013-present)

The Korean Commercial Arbitration Board, Arbitrator (2011-present)

The Korean Bar Examination (1986), The Juridical Research and Training Institute (18th, 1989)

Seoul National University, LL.B. (1985)

Reappointment

Jung Yoo

Gravity Co., Ltd., Independent Director (2011-present)

Merry Year International, Director (2014-present)

Samhasa GP, Representative Partner (2007- present)

Euidang Foundation, Member of the Board of Trustees (2007-present)

INSEAD, MBA (1995)

Waseda University, M.A. in Commerce (1987)

University of Southern California, B.A. in East Asian Languages and Cultures (1984)

Reappointment
Yong Seon Kwon

Gravity Co., Ltd., Independent Director (2019-present)

Jeonghyeon Tax Services Company, Director (2019-present)

Sokcho Tax office, Taxpayer Advocate Manager (2015-2018)

Jungbu Regional Tax office, Litigation Officer (2012- 2014)

Jungbu Regional Tax office/ Bucheon Tax Office, Team Manager (2010-2012)

Suwon Tax office/ National Tax Service, Investigator (2000-2009)

Seocho Tax office / Anyang, Ansan Tax office, Investigator (1992-2000)

Guro, Sogong Tax office / Gangseo Tax office, Investigator (1983-1992)

University of Seoul, B.A. in Accounting (1986)

Reappointment
Kee Woong Park

APEX LLC., Chief Managing Partner (2009-present)

Trust Science Institute of Korea, Vice President (2019-present)

Investigation Review Committee of Supreme Prosecutors’ Office, Member (2018-present)

Kwang-Sung School Foundation, Director (2014- present)

The Korean Commercial Arbitration Board, Arbitrator (2002-present)

The Judicial Research & Training Institute, Supreme Court of the Republic of Korea (1989)

University of British Columbia, Asia Law Center (Visiting Scholar) (2004-2005)

Seoul National University, College of Law (LL.B.) (1985)

Appointment

Agendum 3: Approval of the Compensation Ceiling for the Directors in 2020

- For 2020, it is proposed to maintain KRW 1.4 billion as the total remuneration limit for Directors.

Agendum 4: Approval of Amendment to Articles of Incorporation

Before Amendment	After Amendment

CHAPTER Ⅳ.  SHAREHOLDERS’ MEETING

Article 29. Voting by Proxy

① Any shareholder may exercise his or her right to vote by proxy.

② The proxy under Paragraph 1 above submit a letter evidencing his or her power of representation prior to commencement of the shareholders’ meeting

CHAPTER Ⅳ.  SHAREHOLDERS’ MEETING

Article 29. Exercise of Voting Rights

① A shareholder may exercise his or her voting rights in writing without attending the shareholders’ meeting.

② If a shareholder wishes to exercise his or her voting rights in writing, the said shareholder submit a letter of written voting rights of his or her intention to do so with required information at least one day prior to date set for such a meeting.

③ Any shareholder may exercise his or her vote by proxy. If such a case, the proxy shall submit a letter evidencing his or her power of representation prior to commencement of the shareholders’ meeting.

CHAPTER V.  DIRECTORS, BOARD OF DIRECTORS AND REPRESENTATIVE DIRECTOR

Article 34. Director’s Term of Office

The terms of office of the directors shall be 1 year. However, if a director’s term of office ends after the end of a business period but before the convocation of the ordinary shareholders’ meeting concerning the said business period, his or her term of office shall extend until the end of the shareholders’ meeting.

CHAPTER V.  DIRECTORS, BOARD OF DIRECTORS AND REPRESENTATIVE DIRECTOR

Article 34. Director’s Term of Office

The terms of office of the directors shall be 1 year. However, if a director's term of office ends after the end of a business period but before the convocation of the ordinary shareholders’ meeting concerning the said business period, his or her term of office shall extend until the end of the shareholders’ meeting. If a director's term of office ends after the end of a business period and after the convocation of the ordinary shareholders’ meeting concerning the said business period, his or her term of office shall shorten until the end of the shareholders’ meeting.

CHAPTER V.  DIRECTORS, BOARD OF DIRECTORS AND REPRESENTATIVE DIRECTOR

Article 35. Directors By-Election

Any vacancy of directors shall be filled by an election at a shareholders’ meeting; provided, however, that the vacancy may not necessarily be filled if the total number of directors satisfies the number prescribed under Article 32 herein, and the vacancy does not interrupt performance of directors’ duties.

CHAPTER V.  DIRECTORS, BOARD OF DIRECTORS AND REPRESENTATIVE DIRECTOR

Article 35. Directors By-Election

① Any vacancy of directors shall be filled by an election at a shareholders’ meeting; provided, however, that the vacancy may not necessarily be filled if the total number of directors satisfies the number prescribed under Article 32 herein, and the vacancy does not interrupt performance of directors’ duties.

② The term of office for a director who is filled by-election shall be the remainder of the predecessor’s term.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: March 6, 2020